Exhibit 99.1

JinkoSolar Announces Third Quarter 2020 Financial Results

SHANGRAO, China, December 7, 2020 -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Strategic Business Updates

•	Technological transformation towards high-efficiency product portfolio now complete:

o	Mono wafer production capacity has been fully ramped up to 20GW

o	Mono based high efficiency products expected to account for nearly 100% of solar module shipments in 2020, compared to 74% in 2019

•	Next-generation high-efficiency Tiger Pro Modules well received by the market with secured orders exceeding 2 GW as of the end of October

•	Industry consolidation accelerating at the backdrop of a challenging macroeconomic environment. Market share of JinkoSolar projected to further step up to approximately 15% for full year 2020, compared to approximately 12% in 2019

•	Successfully maintained stable margin performance despite recent supply shortage of major raw materials, thanks to stringent cost control and resilient supply management

•	Further policy tailwinds from major economies such as China and the US underpins strong future solar demand outlook

•	Principal operating subsidiary Jinko Solar Co., Ltd raised approximately US$458 million in preparation for its listing on the STAR market

Third Quarter 2020 Operational and Financial Highlights

•	Quarterly shipments were 5,117MW, up 53.8% year over year

•	Total revenues were US$1.29 billion, up 17.2 % year over year

•	Gross profit was US$220.2 million, up 8.2% year over year [1]

•	Gross margin of 17.0%, compared with 17.9% in Q2 2020 and 18.5%[2] in Q3 2019

•	Income from operations of US$80.4 million, up 27.9 % year over year [3]

•	Non-GAAP net income of US$47.3 million, up 6.7% year over year

•	Net income of US$1.0 million, due to US$46.1 million loss of change in fair value of convertible senior notes and call option, given the sharp rise in stock price for the third quarter.

1 Calculation of year over year growth was based on total revenue excluding the reversal benefit of anti-dumping (AD) and countervailing duty (CVD).

2 Gross margin excluding the reversal benefit of anti-dumping (AD) and countervailing duty (CVD).

3 Calculation of year over year growth was based on income from operations excluding the reversal benefit of anti-dumping (AD) and countervailing duty (CVD).

Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer, commented, “JinkoSolar delivered solid results for the quarter with total revenue, total solar module shipments and gross margin all within our guidance range. Module shipments reached a new high of 5,117 MW, an increase of 14.5% sequentially and 53.8% year-over-year. Total revenue during the quarter were US$1.29 billion, an increase of 3.8% sequentially and 17.2% year-over-year, while gross profit was US$220.2 million. For the full year 2020, we expect total solar module shipments to be in the range of 18.5 GW to 19 GW. By the end of 2020, we expect our in-house annual monocrystalline silicon wafer, solar cell and module production capacity to reach 20 GW, 11 GW and 30 GW, respectively.”

“Even though we faced some pressures this quarter due to the shortage of raw materials which increased production costs, coupled with the impact of US dollar fluctuations and higher logistics and transportation costs, we have approached these issues proactively in a few ways. We managed to ensure the stable supply of core raw materials and auxiliary materials through long-term purchase agreements, strategic cooperation, and our R&D team identified and applied substitute materials to help ease supply chain volatility.”

“With the approach of grid parity, leading companies will become more competitively positioned and benefit the most from technological advancement, sophisticated R&D, well-established distribution channels and cost reductions in the PV industry. In this scenario  , the industry stands to gain from the positive effect of top players continuously striving for technical innovation and product iterations, which will further promote the growth of the supply chain.”

“We strongly believe that the PV industry has ushered in a golden age, together with strong support from government policies to adopt renewable energy, promote grid transformation and green investments. In the U.S., solar demand is expected to more than double over the next five years under the Biden administration. In Europe, the EU has officially announced plans to increase the GHG reduction target from 40% to at least 60% below 1990 levels by 2030. In China, we are expecting the next 14Th Five-Year Energy Plan to focus on non-fossil energy sources with higher proportions of renewable energy, construction plans for large-scale energy storage and grid transformation, and the introduction of supporting policies.”

“Solar power has had the largest cost reduction in recent years, and we believe there is more room for growth next year. We are well positioned to capitalize on the accelerating global demand for clean energy and the expected rapid growth in shipments in 2021  . We are constantly evaluating all our production lines to increase production capacity and ensure appropriate integrated production level  accordingly to continue to offer high quality products and reinforce our leading position in the global PV industry.”

Third Quarter 2020 Financial Results

Total Revenues

Total revenues in the third quarter of 2020 were RMB8.77 billion (US$1.29 billion), an increase of 3.8% from RMB8.45 billion in the second quarter of 2020 and an increase of 17.2% from RMB7.48 billion in the third quarter of 2019. The sequential increase was mainly attributable to an increase in the shipment of solar modules partially offset by a decline in the average selling price of solar modules. The year-over-year increase was mainly attributable to the increase in shipment of solar modules.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2020 was RMB1.49 billion (US$220.2 million), compared with RMB1.51 billion in the second quarter of 2020 and RMB1.59 billion in the third quarter of 2019 (or RMB1.38 billion if excluding the impact from the Countervailing Duty (“CVD”) and Anti-dumping Duty (“ADD”) reversal benefit). The sequential decrease was mainly attributable to a decline in the average selling price of solar modules. The year-over-year increase (excluding the impact from CVD and ADD reversal benefit in the third quarter of 2019) was mainly attributable to (i) an increase in the shipment of solar modules, (ii) an increase in self-produced production volume that is increasingly shifting toward integrated mono-based high-efficiency products capacity, and (iii) the continued reduction of integrated production costs resulting from the Company’s industry-leading integrated cost structure.

Gross margin was 17.0% in the third quarter of 2020, compared with 17.9% in the second quarter of 2020 and 21.3% in the third quarter of 2019 (or 18.5% if excluding the impact from the CVD and ADD reversal benefit).The sequential and year-over-year decrease was mainly attributable to a decline in the average selling price of solar modules due to the intensified global market competition of solar modules.

Income from Operations and Operating Margin

Income from operations in the third quarter of 2020 was RMB546.0 million (US$80.4 million), compared with RMB434.7 million in the second quarter of 2020 and RMB638.8 million in the third quarter of 2019 (or RMB426.8 million if excluding the impact from CVD and ADD reversal benefit).

Operating margin was 6.2% in the third quarter of 2020, compared with 5.1% in the second quarter of 2020 and 8.5% in the third quarter of 2019 (or 5.7% if excluding the impact from CVD and ADD reversal benefit).

Total operating expenses in the third quarter of 2020 were RMB948.9 million (US$139.8 million), a decrease of 12.0% from RMB1.08 billion in the second quarter of 2020 and a decrease of 0.6% from RMB955.0 million in the third quarter of 2019. The sequential decrease was mainly attributable to a decrease in warranty cost.

Total operating expenses accounted for 10.8% of total revenues in the third quarter of 2020, compared to 12.8% in the second quarter of 2020 and 12.8% in the third quarter of 2019.

Interest Expense, Net

Net interest expense in the third quarter of 2020 was RMB129.2 million (US$19.0 million), an increase of 21.6% from RMB106.2 million in the second quarter of 2020 and an increase of 36.2% from RMB94.9 million in the third quarter of 2019. The sequential and year-over-year increases were mainly due to an increase in interest expense with the increase of interest-bearing debts.

Exchange Loss/(Gain) and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB63.9 million (US$9.4 million) in the third quarter of 2020, compared to a net exchange gain of RMB69.7 million in the second quarter of 2020 and a net exchange loss of RMB130.7 million in the third quarter of 2019. The net exchange loss was mainly due to the depreciation of the U.S. dollars against the RMB in the third quarter of 2020.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 (the “Notes”) in May 2019 and has elected to measure the Notes at fair value. The Company recognized a loss from a change in fair value of the Notes of RMB593.7 million (US$87.4 million) in the third quarter of 2020, compared to a loss of RMB89.2 million in the second quarter of 2020. The change was primarily due to an increase in the Company’s stock price in the third quarter of 2020.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transaction as freestanding derivative assets in its consolidated balance sheets, which is marked to market during each reporting period. The Company recorded a gain from a change in fair value of the call option of RMB280.7 million (US$41.3 million) in the third quarter of 2020, compared to a gain of RMB38.0 million in the second quarter of 2020. The change was primarily due to an increase in the Company’s stock price in the third quarter of 2020.

Equity in Gain/(Loss) of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in gain of affiliated companies of RMB24.7 million (US$3.6 million) in the third quarter of 2020, compared with a gain of RMB4.2 million in the second quarter of 2020 and a loss of RMB28.3 million in the third quarter of 2019. The gain primarily arose from revenue generated from operations in the third quarter of 2020.

Income Tax Expenses

The Company recorded an income tax expense of RMB69.2 million (US$10.2 million) in the third quarter of 2020, compared with an income tax expense of RMB22.8 million in the second quarter of 2020 and an income tax expense of RMB117.2 million in the third quarter of 2019. The sequential increase was mainly due to additional 2019 income tax deduction for R&D costs approved by the local tax bureau in the second quarter of 2020. The year-over-year change was mainly due to lower profit generated in the third quarter of 2020 compared to the third quarter of 2019.

Net Income and Earnings/(loss) per Share

Net income attributable to the Company’s ordinary shareholders was RMB6.9 million (US$1.0 million) in the third quarter of 2020, compared with RMB318.0 million in the second quarter of 2020 and RMB 363.6 million in the third quarter of 2019.

Basic earnings per ordinary share and diluted loss per ordinary share were RMB0.04 (US$0.01) and RMB1.55 (US$0.23), respectively, during the third quarter of 2020. This translates into basic earnings per ADS and diluted loss per ADS of RMB0.16 (US$0.02) and RMB6.20 (US$0.91), respectively.

Non-GAAP net income attributable to the Company’s ordinary shareholders in the third quarter of 2020 was RMB321.4 million (US$47.3 million), compared with RMB376.1 million in the second quarter of 2020 and RMB 301.2 million in the third quarter of 2019.

Non-GAAP basic and diluted earnings per ordinary share were RMB1.81 (US$0.27), during the third quarter of 2020. This translates into non-GAAP basic and diluted earnings per ADS of RMB7.22 (US$1.06).

Financial Position

As of September 30, 2020, the Company had RMB6.40 billion (US$943.3 million) in cash and cash equivalents and restricted cash, compared with RMB6.85 billion as of June 30, 2020.

As of September 30, 2020, the Company’s accounts receivables due from third parties were RMB5.15 billion (US$758.1 million), compared with RMB5.90 billion as of June 30, 2020.

As of September 30, 2020, the Company’s inventories were RMB7.72 billion (US$1.14 billion), compared with RMB6.89 billion as of June 30, 2020.

As of September 30, 2020, the Company’s total interest-bearing debts were RMB17.21 billion (US$2.53 billion), of which RMB874.1 million (US$128.7 million) was related to the Company’s overseas downstream solar projects, compared with RMB16.5 billion, of which RMB908.6 million was related to the Company’s overseas downstream solar projects as of June 30, 2020.

Third Quarter 2020 Operational Highlights

Solar Module Shipments

Total solar module shipments in the third quarter of 2020 were 5,117 MW.

Solar Products Production Capacity

As of September 30, 2020, the Company’s in-house annual mono wafer4 , solar cell and solar module production capacity was 20 GW, 11GW (10.2 GW for PERC cells and 800 MW for N type cells) and 25 GW, respectively.

Note:

In addition to the mono wafer, our multi wafer production capacity was 3.5 GW as of September 30, 20204

Operations and Business Outlook

We are expecting significant increase in demand next year and bottleneck of raw materials in the third and fourth quarter this year is expected to gradually improve.

Fourth Quarter and Full Year 2020 Guidance

The Company’s business outlook is based on management’s current views and estimates with respect to market conditions, production capacity, the Company’s order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2020, the Company expects total solar module shipments to be in the range of 5.5 GW to 6.0 GW. Total revenue for the fourth quarter is expected to be in the range of US$1.31 billion to US$1.43 billion. Gross margin for the fourth quarter is expected to be between 13% and 15%.

For full year 2020, the Company estimates total solar module shipments to be in the range of 18.5 GW to 19 GW.

Solar Products Production Capacity

JinkoSolar expects its annual mono wafer, solar cell and solar module production capacity to reach 20 GW, 11 GW (including 800 MW N-type cells) and 30 GW, respectively, by the end of 2020.

Recent Business Developments

•	In August 2020, JinkoSolar signed a contract with Shanghai Electric to supply approximately 1 GW of solar modules for Phase V of the Dubai Electricity and Water Authority Solar Park.

•	In August 2020, JinkoSolar was ranked as a top solar brand in debt financed projects and named a most “bankable” PV manufacturer by Bloomberg New Energy Finance.

•	In September 2020, JinkoSolar was ranked as a top manufacturer in Silicon Valley Toxics Coalition’s latest Solar Scorecard.

•	In September 2020, JinkoSolar announced that it had supplied Trung Nam Group with 611MW of Tiger bifacial transparent backsheet modules, which were installed at the Thuan Nam solar power plant project in Vietnam.

•	In September 2020, JinkoSolar announced intention to cooperate with ENEOS Corporation, Japan’s largest oil refiner, on the provision of solar modules for a Virtual Power Plant project.

•	In September 2020, JinkoSolar was invited as a speaker to The Climate Week NYC, which is the biggest climate summit in 2020, organized by the Climate Group and hosted in association with the United Nations and the City of New York.

•	In September 2020, JinkoSolar’s board of directors approved a strategic plan to access China’s capital markets through its principal operating subsidiary Jinko Solar Co., Ltd.

•	In October 2020, JinkoSolar signed a Module Supply Agreement for the Kozani project in the north of Greece, which had been developed by juwi Hellas Renewable Energy Sources S.A.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Monday, December 7, 2020. at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day)..

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	27311972#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, December 14, 2020. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319339095#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 20 GW for mono wafers, 11 GW for solar cells, and 25 GW for solar modules, as of September 30, 2020.

JinkoSolar has 9 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Kenya, Hong Kong, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of September 30, 2020.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation convertible senior notes and call option:

•	Non-GAAP net income is adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange (gain)/loss on the convertible senior notes and call option, and stock-based compensation (benefit)/expense; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and

•	Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange gain on the convertible senior notes and call option, and stock-based compensation. As the Non-GAAP net income is adjusted to exclude the change in fair value of call option, the dilutive impact of call option, if any, is also excluded from the denominator for the calculation of Non-GAAP earnings per share and non-GAAP earnings per ADS.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Impact of the Recently Adopted Major Accounting Pronouncement

The Company adopted the update of ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): “Measurement of Credit Losses on Financial Instruments” on January 1, 2020.

Upon adoption of ASC 326 on January 1, 2020, the Company used the modified retrospective transition method through a RMB6.6 million cumulative-effect increase to retained earnings, among which RMB30.9 million was related to the decrease of allowance for accounts receivables-third parties, RMB15.0 million was related to the increase of allowance for accounts receivables- related parties and RMB9.3 million was related to the increase of allowance for other receivables and other current/non-current assets. The adoption of the new guidance did not have a material impact to the Company’s consolidated financial statements.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2020, which was RMB6.7896 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ripple Zhang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3105
Email: ir@jinkosolar.com

Rene Vanguestaine
Christensen
Tel: + 86 178 1749 0483
Email: rvanguestaine@ChristensenIR.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues from third parties	7,473,562	8,448,719	8,768,376	1,291,442	20,063,090	25,648,308	3,777,587

Revenues from related parties	8,194	1,943	1,919	283	153,740	56,573	8,332

Total revenues	7,481,756	8,450,662	8,770,295	1,291,725	20,216,830	25,704,881	3,785,919

Cost of revenues	(5,888,015)	(6,937,720)	(7,275,366)	(1,071,546)	(16,514,869)	(21,040,132)	(3,098,877)

Gross profit	1,593,741	1,512,942	1,494,929	220,179	3,701,961	4,664,749	687,042

Operating expenses:
Selling and marketing	(596,192)	(709,189)	(498,221)	(73,380)	(1,617,465)	(1,821,234)	(268,238)
General and administrative	(276,699)	(294,452)	(345,228)	(50,847)	(716,977)	(878,274)	(129,356)
Research and development	(82,059)	(74,643)	(105,445)	(15,530)	(232,695)	(251,872)	(37,097)
Total operating expenses	(954,950)	(1,078,284)	(948,894)	(139,757)	(2,567,137)	(2,951,380)	(434,691)

Income from operations	638,791	434,658	546,035	80,422	1,134,824	1,713,369	252,351
Interest expenses, net	(94,892)	(106,239)	(129,221)	(19,032)	(307,756)	(344,073)	(50,676)
Subsidy income	33,394	14,379	62,839	9,255	48,651	82,279	12,118
Exchange gain/(loss)	16,304	51,616	(175,650)	(25,870)	22,811	(113,084)	(16,655)
Change in fair value of interest rate swap	(18,123)	-	-	-	(94,440)	(78,878)	(11,617)
Change in fair value of foreign exchange derivatives	(146,998)	18,133	111,710	16,453	(170,503)	12,057	1,776
Convertible senior notes issuance costs	-	-	-	-	(18,646)	-	-
Change in fair value of convertible senior notes and call option	82,932	(51,165)	(312,992)	(46,099)	37,862	(298,167)	(43,915)
Other income/(expense), net	1,742	2,127	(1,409)	(208)	16,442	(1,469)	(216)
Income before income taxes	513,150	363,509	101,312	14,921	669,245	972,034	143,166
Income tax expense	(117,152)	(22,754)	(69,226)	(10,196)	(56,986)	(201,499)	(29,678)
Equity in (loss)/gain of affiliated companies	(28,305)	4,211	24,704	3,639	(80,635)	(72,612)	(10,695)
Net income	367,693	344,966	56,790	8,364	531,624	697,923	102,793
Less: Net income attributable to non-controlling interests	4,129	26,923	49,937	7,355	2,465	90,588	13,342
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	363,564	318,043	6,853	1,009	529,159	607,335	89,451

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	2.06	1.79	0.04	0.01	3.18	3.41	0.50
Diluted	1.17	1.64	(1.55)	(0.23)	3.01	2.28	0.34

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	8.25	7.16	0.16	0.02	12.70	13.64	2.01
Diluted	4.66	6.55	(6.20)	(0.91)	12.03	9.14	1.35

Weighted average ordinary shares outstanding:
Basic	176,336,307	177,718,162	177,992,073	177,992,073	166,612,951	178,150,798	178,150,798
Diluted	196,544,769	170,989,776	170,492,073	170,492,073	177,583,926	172,045,324	172,045,324

Weighted average ADS outstanding:
Basic	44,084,077	44,429,541	44,498,018	44,498,018	41,653,238	44,537,699	44,537,699
Diluted	49,136,192	42,747,444	42,623,018	42,623,018	44,395,981	43,011,331	43,011,331

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	367,693	344,966	56,790	8,364	531,624	697,923	102,793
Other comprehensive income/(loss):
-Foreign currency translation adjustments	(666)	30,442	(100,718)	(14,834)	41,144	(64,438)	(9,491)
-Change in the instrument-specific credit risk	5,546	(52,681)	(36,727)	(5,409)	57	(11,004)	(1,621)
Comprehensive income/(loss)	372,573	322,727	(80,655)	(11,879)	572,825	622,481	91,681
Less: Comprehensive income attributable to non-controlling interests	4,129	26,923	49,937	7,355	2,465	90,588	13,342
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	368,444	295,804	(130,592)	(19,234)	570,360	531,893	78,339

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	363,564	318,043	6,853	1,009	529,159	607,335	89,451

Convertible senior notes issuance costs	-	-	-	-	18,646	-	-

Change in fair value of convertible senior notes and call option	(82,932)	51,165	312,992	46,099	(37,862)	298,167	43,915

Net interest expenses of convertible senior notes and call option	6,190	6,734	7,217	1,063	9,103	20,078	2,957

Exchange loss/(gain) on convertible senior notes and call option	7,834	(291)	(5,904)	(870)	7,114	(1,531)	(225)

Stock-based compensation expense	6,546	423	194	29	11,208	866	128

Non-GAAP net income attributable to ordinary shareholders	301,202	376,074	321,352	47,330	537,368	924,915	136,226

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	1.71	2.12	1.81	0.27	3.23	5.19	0.77
Diluted	1.53	2.12	1.81	0.27	3.03	5.19	0.77

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	6.83	8.46	7.22	1.06	12.90	20.77	3.06
Diluted	6.13	8.46	7.22	1.06	12.10	20.77	3.06

Non-GAAP weighted average ordinary shares outstanding
Basic	176,336,307	177,718,162	177,992,073	177,992,073	166,612,951	178,150,798	178,150,798
Diluted	196,544,769	177,718,162	177,992,073	177,992,073	177,583,926	178,150,798	178,150,798

Non-GAAP weighted average ADS outstanding
Basic	44,084,077	44,429,541	44,498,018	44,498,018	41,653,238	44,537,700	44,537,700
Diluted	49,136,192	44,429,541	44,498,018	44,498,018	44,395,982	44,537,700	44,537,700

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2019	September 30, 2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	5,653,854	5,774,669	850,517
Restricted cash	576,546	630,173	92,814
Restricted short-term investments	6,930,502	6,378,336	939,427
Accounts receivable, net - related parties	520,504	444,109	65,410
Accounts receivable, net - third parties	5,266,351	5,147,038	758,077
Notes receivable, net - related parties	18,629	38,629	5,689
Notes receivable, net - third parties	1,529,801	2,132,749	314,120
Advances to suppliers, net - third parties	2,522,373	2,025,944	298,389
Inventories, net	5,818,789	7,722,269	1,137,367
Forward contract receivables	52,281	38,962	5,738
Prepayments and other current assets, net - related parties	54,318	51,403	7,571
Prepayments and other current assets, net	1,573,482	1,933,857	284,826
Held-for-sale assets	1,170,818	-	-
Total current assets	31,688,248	32,318,138	4,759,945

Non-current assets:
Restricted cash	531,158	966,780	142,391
Accounts receivable, net - third parties	-	27,278	4,018
Project Assets	798,243	773,051	113,858
Long-term investments	278,021	173,382	25,536
Property, plant and equipment, net	10,208,205	11,718,902	1,726,008
Land use rights, net	597,922	717,477	105,673
Intangible assets, net	36,395	36,746	5,412
Financing lease right-of-use assets, net	1,259,713	941,833	138,717
Operating lease right-of-use assets, net	317,904	261,660	38,538
Deferred tax assets	271,286	271,286	39,956
Call Option - concurrent with issuance of convertible senior notes	294,178	507,693	74,775
Other assets, net - related parties	96,753	100,369	14,783
Other assets, net - third parties	1,466,692	1,198,296	176,490
Total non-current assets	16,156,470	17,694,753	2,606,155

Total assets	47,844,718	50,012,891	7,366,100

LIABILITIES
Current liabilities:
Accounts payable - related parties	36,310	33,192	4,889
Accounts payable - third parties	4,952,630	4,855,246	715,100
Notes payable - third parties	7,518,570	8,043,194	1,184,634
Accrued payroll and welfare expenses	879,465	839,161	123,595
Advances from related parties	749	-	-
Advances from third parties	4,350,380	2,349,284	346,012
Income tax payable	117,422	87,394	12,872
Other payables and accruals	3,055,928	3,201,154	471,477
Other payables due to related parties	13,127	12,909	1,901
Forward contract payables	3,857	597	88
Convertible senior notes - current	-	1,241,768	182,893
Financing lease liabilities - current	227,613	209,447	30,848
Operating lease liabilities - current	40,043	37,858	5,576
Short-term borrowings from third parties, including current portion of long-term bank borrowings	9,047,250	10,145,388	1,494,254
Guarantee liabilities to related parties	25,688	22,946	3,380
Held-for-sale liabilities	1,008,196	-	-
Total current liabilities	31,277,228	31,079,538	4,577,519

Non-current liabilities:
Long-term borrowings	1,586,187	4,906,232	722,610
Convertible senior notes	728,216	-	-
Accrued warranty costs - non current	651,968	762,779	112,345
Financing lease liabilities	583,491	441,949	65,092
Operating lease liabilities	279,534	224,398	33,050
Deferred tax liability	250,734	250,734	36,929
Guarantee liabilities to related parties - non current	46,332	37,891	5,581
Total non-current liabilities	4,126,462	6,623,983	975,607

Total liabilities	35,403,690	37,703,521	5,553,126

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 180,653,497 and 183,993,437 shares issued as of December 31, 2019 and September 30, 2020, respectively)	25	25	4
Additional paid-in capital	4,582,850	4,641,661	683,643
Statutory reserves	689,707	689,707	101,583
Accumulated other comprehensive income	62,952	(12,490)	(1,840)
Treasury stock, at cost; 1,723,200 and 2,945,840 ordinary shares as of December 31, 2019 and September 30, 2020, respectively	(13,876)	(43,170)	(6,358)
Accumulated retained earnings	3,981,661	4,595,604	676,859

Total JinkoSolar Holding Co., Ltd. shareholders' equity	9,303,319	9,871,337	1,453,891

Non-controlling interests	3,137,709	2,438,033	359,083

Total liabilities and shareholders' equity	47,844,718	50,012,891	7,366,100